Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

May 20, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Priscilla Dao

Re:	Taoping Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed February 18, 2022
File No. 333-262181

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 11, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.	Please clarify that the HFCA Act has a three year timeframe for PCAOB inspections and the Accelerating HFCA Act would reduce this to two years.

Response: We note the Staff’s comment and advise the Staff that we revised the cover page to clarify that the HFCA Act has a three year timeframe for PCAOB inspections and the Accelerating HFCA Act, if enacted, would reduce this to two years.

2.	Please disclose whether any transfers, dividends or distributions have been made to date between the holding company and its subsidiaries. Please note that disclosure should focus on distributions between subsidiaries or limitations on the ability to transfer cash between subsidiaries. Please also disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how you handle any limitations on cash transfers due to PRC law).

Response: We note the Staff’s comment and advise the Staff that we revised the cover page to disclose that none of our subsidiaries have made any transfers, dividends or other distributions to Taoping Inc., the holding company. Historically cash proceeds raised from overseas financing activities were transferred by Taoping to its Chinese subsidiaries via capital contribution or shareholder loans, as the case may be. In addition, our subsidiaries in mainland China from time to time fund other subsidiaries’ operations. Under current PRC laws and regulations, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. The Company does not have cash management policies and procedures that dictate how funds are transferred.

U.S. Securities and Exchange Commission

May 20, 2022

Prospectus Summary, page 2

3.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. If you determine that no such permissions are required, please provide an explanation. If you relied on the opinion of counsel, you should identify counsel and file a consent. If you did not rely on counsel, please explain why you did not consult counsel and why you believe you do not need any such permissions or approvals.

Response: We note the Staff’s comment and advise the Staff that we revised Prospectus Summary to disclose that we believe that none of Taoping or its subsidiaries are required to obtain additional licenses or permits beyond a regular business license for their operations in China. Our determination is based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC.

Summary of Risk Factors, page 4

4.	Please provide specific cross-references to each detailed risk factor.

Response: We note the Staff’s comment and advise the Staff that we revised the cross references in the Summary of Risk Factors to include the names and page numbers of the specific risk factors to which we are referring.

General

5.	We note that your officers and directors appear to be located in Hong Kong. Please revise to include both risk factor disclosure as well as a separate enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: We note the Staff’s comment and advise the Staff that in the Amendment No. 2, we have revised our disclosures to address the risks and difficulty enforcing judgement against our officers and directors in Hong Kong. See “Risk Factors—Risks Relating to Doing Business in China — You may have difficulty enforcing judgments obtained against us” on page 17. In addition, we added an additional section under the heading “Enforcement of Civil Liabilities” to discuss the enforcement of judgment of US courts in Hong Kong.

U.S. Securities and Exchange Commission

May 20, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Taoping Inc.

		By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.